C21 Investments now listed on Frankfurt Stock Exchange
Increasing demand by European investors for Canadian cannabis stocks

VANCOUVER, September 10, 2018 – C21 Investments Inc. announces that it has been listed on the Frankfurt Stock Exchange (FSE) under the ticker symbol "C6QP.” The Company’s shares continue to be listed and traded on the Canadian Stock Exchange (CSE) under the ticker symbol “CXXI”.

“C21 is a disciplined company that is focused on acquiring successful cannabis companies in the United States with potential for rapid and profitable growth,” said Robert Cheney, Chief Executive Officer of C21 Investments. “Our listing on the FSE will expand our profile internationally, and make it easier for European investors to participate in our rapid growth.”

C21 Investments currently owns Eco Firma Farms in Oregon, and has six pending acquisitions of cannabis companies in Oregon and Nevada that are expected to close this fall. By acquiring cannabis companies that can be vertically integrated across its entire production chain from cultivation to retailing, C21 plans to become a regional powerhouse in the world’s largest cannabis market which is expected to reach US$23 billion in annual sales by 2021.*

* Source: BDS Analytics, The State of Legal Marijuana Markets – 6th Edition

A B O U T C 2 1 I N V E S T M E N T S
C21 Investments Inc. (CSE: CXXI, FSE: C6QP) is a U.S. focused vertically integrated cannabis corporation that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. C21’s current and announced operations currently comprise Silver State Relief in Nevada, as well as Phantom Farms, Swell Companies, Eco Firma Farms, and Grön Chocolate and Grön Confections in Oregon, and five dispensaries in two states. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, C21 can be found at www.cxxi.ca.

Media contact:	Investor contact:
Graeme Harris	Keturah Nathe
S2C Inc.	Director, C21 Investments
graeme@strategy2communications.com	knathe@cxxi.ca
+1 416 402-7050	+1 604 718-2800 # 312

The CSE and FSE have not accepted responsibility for the adequacy or accuracy of this release.